FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                     Form 20-F |X|       Form 40-F |_|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                           Yes |_|              No |X|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                           Yes |_|              No |X|

                  Indicate by check mark whether by furnishing
            the information contained in this Form, the Registrant is
       also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                           Yes |_|              No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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          ENDESA Restructures Its Brazilian Shareholdings


    MADRID, Spain--(BUSINESS WIRE)--May 25, 2005--The Board of Directors of ENDESA INTERNACIONAL, a subsidiary wholly-owned by ENDESA, S.A. (NYSE:ELE), has resolved to restructure its Brazilian shareholdings.
    To this end, it has started the process of incorporating a limited liability holding company registered in Brazil, called ENDESA BRASIL, S.A., to which it will contribute the shares it holds directly in subsidiaries domiciled in this country, as well as the Brazilian shareholdings of ENERSIS, S.A., which in turn is controlled by ENDESA INTERNACIONAL.
    Once its Chilean subsidiaries, ENDESA CHILE and CHILECTRA, S.A., both subsidiaries of ENERSIS, S.A., join the process, the definitive holding company shareholder composition will look something like this:

    A) ENDESA INTERNACIONAL: 23.7%

    B) ENERSIS, S.A.: 23.5%

    C) ENDESA CHILE: 33.6%

    D) CHILECTRA, S.A.: 19.2%

    As a result, ENDESA's consolidated stake in the holding company now being created would be 61%, giving it control.
    The holding company's capital will total around 3.575 billion Brazilian reals, equivalent to approximately USD 1.35 billion, an amount which corresponds to the book value as of 31 December 2004, according to Brazilian accounting principals, of the outstanding shares of the Brazilian subsidiaries which are held directly or indirectly by the contributing subsidiaries.
    This corporate restructuring will simplify the shareholder structure of the Company's Brazilian investments, enhance the stability of local cash flows, improve access to external financing, boost the group's positioning for development in the local market and facilitate operating synergies.

    * This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Folleto Informativo Continuado of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2003. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

    For additional information please contact David Raya, North
America Investor Relations Office, telephone # 212 750 7200 http://www.endesa.es


    CONTACT: For ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ENDESA, S.A.

Dated: May 25th, 2005         By: /s/ David Raya
                                  ----------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations